Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

netease@thepiacentegroup.com

Tel: (+1) 212-481-2050

NetEase Reports First Quarter 2020 Unaudited Financial Results

(Beijing - May 19, 2020) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial Highlights

•                  Net revenues  were RMB17.1 billion (US$2.4 billion), an increase of 18.3% compared with the first quarter of 2019.

•                  Online game services net revenues were RMB13.5 billion (US$1.9 billion), an increase of 14.1% compared with the first quarter of 2019.

•                  Youdao net revenues were RMB541.4 million (US$76.5 million), an increase of 139.8% compared with the first quarter of 2019.

•                  Innovative businesses and others net revenues were RMB3.0 billion (US$424.1 million), an increase of 28.0% compared with the first quarter of 2019.

•                  Gross profit was RMB9.4 billion (US$1.3 billion), an increase of 21.2% compared with the first quarter of 2019.

•                  Total operating expenses were RMB4.9 billion (US$690.8 million), an increase of 22.8% compared with the first quarter of 2019.

•                  Net income from continuing operations attributable to the Company’s shareholders was RMB3.6 billion (US$501.5 million). Non-GAAP net income from continuing operations attributable to the Company’s shareholders was RMB4.2 billion (US$595.0 million). (1)

•                  Basic net income from continuing operations per ADS was US$3.88. Non-GAAP basic net income from continuing operations per ADS was US$4.60. (1)

(1) As used in this press release, non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

First Quarter 2020 and Recent Operational Highlights

•                  Delivered strong performances from flagship titles such as the Fantasy Westward Journey series and New Westward Journey Online II, and newer hit titles including Life-After, Onmyoji and All About Jianghu also maintained their popularity.

•                  Extended international recognition for games in Japan with notable increases in active user numbers for games such as Knives Out and Identity V.

•                  Progressed strong game pipeline with thrilling titles planned for launch in the coming months including Fantasy Westward Journey H5, King of Hunters, PES Club Manager, EVE Echoes and Onmyoji: Yokai Koya. Other upcoming titles planned include: Harry Potter: Magic Awakened, Ghost World Chronicle, Revelation mobile game, Diablo® Immortal™, Pokémon Quest and MARVEL Duel.

•                  Advanced intelligent online learning business: net revenues from Youdao’s learning services and products grew by over 226.4% year-over-year to RMB442.1 million (US$62.4 million), and Youdao achieved positive net operating cash flow of RMB49.7 million (US$7.0 million).

•                  Grew NetEase Cloud Music’s net revenues considerably year-over-year, and membership subscribers continued to increase.

“As with companies around the globe, we encountered an unexpected global health crisis and a great deal of uncertainty as 2020 has unfolded. The situation presents numerous evolving challenges, but our resolve to overcome any hurdles remains undiminished. Moreover, we have faith in the solidarity and capabilities of business communities, inside and outside of China, to overcome the pandemic,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our Company had a good first quarter, with total net revenues growing 18% and net income from continuing operations attributable to the Company’s shareholders increasing by approximately 30%, both on a year-over-year basis.

“Our online game services net revenues reached RMB13.5 billion during the quarter with both our flagship titles and many of our newer titles performing well. The strength of our games business is supported by our growing portfolio of games with impressive longevity across an increasingly broad variety of genres. Encouraged by our success in overseas markets such as Japan, we are more confident and committed than ever to extending our reach internationally.

“Our other core businesses are growing healthily. Both Youdao and NetEase Cloud Music are on track to reach their development goals for 2020. Moving forward, we remain committed to our mission to deliver innovative products and high-quality services that surprise and impress our users, and the larger community worldwide,” Mr. Ding concluded.

First Quarter 2020 Financial Results

Net Revenues

Net revenues for the first quarter of 2020 were RMB17,062.4 million (US$2,409.7 million), compared to RMB15,734.8 million and RMB14,422.2 million for the preceding quarter and the first quarter of 2019, respectively.

Net revenues from online game services were RMB13,518.2 million (US$1,909.1 million) for the first quarter of 2020, compared to RMB11,604.3 million and RMB11,850.2 million for the preceding quarter and the first quarter of 2019, respectively. Net revenues from mobile games accounted for approximately 70.3% of net revenues from online games for the first quarter of 2020, compared to 70.4% and 72.1% for the preceding quarter and the first quarter of 2019, respectively.

Net revenues from Youdao were RMB541.4 million (US$76.5 million) for the first quarter of 2020, compared to RMB410.4 million and RMB225.7 million for the preceding quarter and the first quarter of 2019, respectively.

Net revenues from innovative businesses and others were RMB3,002.7 million (US$424.1 million) for the first quarter of 2020, compared to RMB3,720.0 million and RMB2,346.3 million for the preceding quarter and the first quarter of 2019, respectively.

Gross Profit

Gross profit for the first quarter of 2020 was RMB9,377.6 million (US$1,324.4 million), compared to RMB8,210.4 million and RMB7,737.7 million for the preceding quarter and the first quarter of 2019, respectively.

The quarter-over-quarter and year-over-year increases in online game services gross profit were primarily due to increased net revenues from self-developed games including Fantasy Westward Journey 3D, Fantasy Westward Journey mobile game, Fantasy Westward Journey Online and New Westward Journey Online II, as well as certain licensed games.

The quarter-over-quarter and year-over-year increases in Youdao gross profit were primarily attributable to the significant increase in net revenues, improved economies of scale and faculty compensation structure optimization for its learning services and products.

The quarter-over-quarter decrease in innovative businesses and others gross profit was primarily due to seasonality of NetEase’s advertising services. The year-over-year increase was primarily due to increased net revenues from NetEase Cloud Music.

Gross Profit Margin

Gross profit margin for online game services for the first quarter of 2020 was 64.1%, compared to 63.1% and 63.7% for the preceding quarter and the first quarter of 2019, respectively. The quarter-over-quarter and year-over-year increases were mainly due to the increase in net revenues while certain costs were relatively fixed.

Gross profit margin for Youdao for the first quarter of 2020 was 43.5%, compared to 29.8% and 23.4% for the preceding quarter and the first quarter of 2019, respectively. Such increases were primarily attributable to the factors enumerated above.

Gross profit margin for innovative businesses and others for the first quarter of 2020 was 15.8%, compared to 20.6% and 5.7% for the preceding quarter and the first quarter of 2019, respectively. The quarter-over-quarter and year-over-year changes were primarily attributable to the factors enumerated above.

Operating Expenses

Total operating expenses for the first quarter of 2020 were RMB4,891.2 million (US$690.8 million), compared to RMB5,234.0 million and RMB3,982.6 million for the preceding quarter and the first quarter of 2019, respectively. The quarter-over-quarter decrease was mainly due to decreased marketing expenditures related to online game services. The year-over-year increase was mainly due to increased marketing expenditures, higher research and development investments as well as higher staff-related costs.

Other Income

Other income consisted of investment income/ (loss), interest income, foreign exchange gains and losses and others. The quarter-over-quarter decrease was mainly due to the fair value changes of equity investments with readily determinable fair value, partially offset by unrealized exchange gains. The year-over-year increase was mainly due to unrealized exchange gains and higher interest income, partially offset by fair value changes of equity investments with readily determinable fair value.

Income Taxes

The Company recorded a net income tax charge of RMB1,082.0 million (US$152.8 million) for the first quarter of 2020, compared to RMB876.3 million and RMB1,266.7 million for the preceding quarter and the first quarter of 2019, respectively. The effective tax rate for the first quarter of 2020 was 21.5%, compared to 22.1% and 31.0% for the preceding quarter and the first quarter of 2019, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income from continuing operations attributable to the Company’s shareholders for the first quarter of 2020 totaled RMB3,551.0 million (US$501.5 million), compared to RMB3,053.7 million and RMB2,732.9 million for the preceding quarter and the first quarter of 2019, respectively.

Non-GAAP net income from continuing operations attributable to the Company’s shareholders for the first quarter of 2020 totaled RMB4,212.9 million (US$595.0 million), compared to RMB3,662.3 million and RMB3,353.3 million for the preceding quarter and the first quarter of 2019, respectively.

NetEase reported basic and diluted net income from continuing operations per ADS of US$3.88 and US$3.83, respectively, for the first quarter of 2020. The Company reported basic and diluted net income from continuing operations per ADS of US$3.34 and US$3.30, respectively, for the preceding quarter, and basic and diluted net income from continuing operations per ADS of US$3.01 and US$2.99, respectively, for the first quarter of 2019.

Non-GAAP basic and diluted net income from continuing operations per ADS were US$4.60 and US$4.54, respectively, for the first quarter of 2020, compared to non-GAAP basic and diluted net income from continuing operations per ADS of US$4.01 and US$3.96, respectively, for the preceding quarter, and non-GAAP basic and diluted net income from continuing operations per ADS of US$3.69 and US$3.66, respectively, for the first quarter of 2019.

Quarterly Dividend

The board of directors has approved a dividend of US$1.16 per ADS for the first quarter of 2020, which is expected to be paid on June 23, 2020 to shareholders of record as of the close of business on June 12, 2020.

NetEase paid a dividend of US$1.02 per ADS for the fourth quarter of 2019 on March 20, 2020.

Starting in the second quarter of 2019, the Company’s policy has been to set quarterly dividends at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of March 31, 2020, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB79,331.3 million (US$11,203.7 million), compared to RMB74,406.0 million as of December 31, 2019. Cash flow generated from continuing operating activities was RMB6,500.6 million (US$918.1 million) for the first quarter of 2020, compared to RMB5,510.7 million and RMB2,625.9 million for the preceding quarter and the first quarter of 2019, respectively.

Share Purchase / Repurchase Program

On November 20, 2019, the Company announced that its board of directors had approved a share purchase program of up to US$20.0 million of Youdao’s outstanding ADSs for a period not to exceed 12 months beginning on November 25, 2019. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of March 31, 2020, approximately 134,000 ADSs had been purchased under this program for a total cost of US$2.1 million.

On February 26, 2020, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on March 2, 2020. As of March 31, 2020, approximately 1.1 million ADSs had been repurchased under this program for a total cost of US$341.9 million. The Company today announced that its board of directors has approved an amendment to such program to increase the total authorized repurchase amount to US$2.0 billion. Under the terms of this program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market.

For both of the above-mentioned current programs, it is expected that the timing and dollar amount of purchase transactions will be in accordance with the Securities and Exchange Commission (SEC) Rule 10b-18 requirements and such purchases may be affected pursuant to a plan in conformity with SEC Rule 10b5-1. The extent to which NetEase repurchases its ADSs or purchases Youdao’s ADSs will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.0808 on March 31, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2020, or at any other certain date. The percentages stated are calculated based on RMB.

Change in Segment Reporting

Effective in the third quarter of 2019, the Company has reported the following segments: online game services, Youdao and innovative businesses and others, aligning with the manner in which the Company’s chief operating decision maker (“CODM”) currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. The Company retrospectively revised prior period segment information to conform to current period presentation.

Impact of the Recently Adopted Major Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Company adopted the new standard effective January 1, 2020 on a modified retrospective basis and did not restate comparative periods. The impact of new standard was immaterial to the Company.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 10:00 p.m. Eastern Time on Tuesday, May 19, 2020 (Beijing/Hong Kong Time: 10:00 a.m., Wednesday, May 20, 2020). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-929-477-0324 and providing conference ID: 2981452, 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 2981452#. The replay will be available through June 2, 2020.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES) is dedicated to providing premium online services centered around innovative and diverse content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC-client games. In more recent years, NetEase has expanded into international markets including Japan and North America. In addition to its self-developed game content, NetEase partners with other leading game developers, such as Blizzard Entertainment and Mojang AB (a Microsoft subsidiary), to operate globally renowned games in China. NetEase’s other innovative service offerings include the intelligent learning services of its majority-controlled subsidiary, Youdao (NYSE: DAO); music streaming through its leading NetEase Cloud Music business; and its private label e-commerce platform, Yanxuan. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market within China or globally, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results (including, without limitation, the potential for significant short- and long-term global unemployment and economic weakness and a resulting impact on global discretionary spending; the risk that steps taken by governments to address COVID-19 in the markets where we operate may impact our workforce and operations and our users and partners; and the risk that the impact of COVID-19 can also exacerbate other risks discussed in this section); the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that changes in Chinese government regulation of the market for online games, education products and services and e-commerce may limit future growth of NetEase’s revenues or cause revenues to decline; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; the risk that the e-commerce market or the internet advertising market in China will not grow and will remain subject to intense competition; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income from continuing operations attributable to the Company’s shareholders as net income from continuing operations attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income from continuing operations attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income from continuing operations attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income from continuing operations attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income from continuing operations attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	March 31,	March 31,
	2019	2020	2020
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	3,246,373	5,592,847	789,861
Time deposits	53,487,075	50,515,092	7,134,094
Restricted cash	3,150,354	3,507,105	495,298
Accounts receivable, net	4,169,358	4,559,441	643,916
Inventories, net	650,557	562,117	79,386
Prepayments and other current assets	4,817,422	6,060,421	855,895
Short-term investments	15,312,595	19,373,366	2,736,042
Assets held for sale	271,278	50,751	7,167
Total current assets	85,105,012	90,221,140	12,741,659

Non-current assets:
Property, equipment and software, net	4,621,712	4,569,982	645,405
Land use right, net	3,707,179	3,687,971	520,841
Deferred tax assets	903,904	934,604	131,991
Time deposits	2,360,000	3,850,000	543,724
Other long-term assets	15,424,166	15,390,121	2,173,500
Assets held for sale	2,398	—	—
Total non-current assets	27,019,359	28,432,678	4,015,461
Total assets	112,124,371	118,653,818	16,757,120

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	1,212,303	1,197,007	169,050
Salary and welfare payables	2,957,360	2,429,147	343,061
Taxes payable	3,156,513	4,390,606	620,072
Short-term loans	16,828,226	19,624,535	2,771,514
Deferred revenue	8,602,227	9,981,353	1,409,636
Accrued liabilities and other payables	5,484,228	5,784,678	816,953
Liabilites held for sale	2,156	87	12
Total current liabilities	38,243,013	43,407,413	6,130,298

Non-current liabilities:
Deferred tax liabilities	382,030	625,578	88,348
Other long-term payable	456,912	427,276	60,343
Liabilites held for sale	961	—	—
Total non-current liabilities	839,903	1,052,854	148,691
Total liabilities	39,082,916	44,460,267	6,278,989

Redeemable noncontrolling interests	10,448,600	10,385,411	1,466,700

Total NetEase, Inc.’s equity	61,453,699	62,597,346	8,840,434
Noncontrolling interests	1,139,156	1,210,794	170,997
Total shareholders’ equity	62,592,855	63,808,140	9,011,431

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	112,124,371	118,653,818	16,757,120

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)

Net revenues	14,422,209	15,734,804	17,062,367	2,409,667

Cost of revenues	(6,684,535)	(7,524,376)	(7,684,745)	(1,085,293)

Gross profit	7,737,674	8,210,428	9,377,622	1,324,374

Selling and marketing expenses	(1,158,090)	(2,153,743)	(1,863,071)	(263,116)
General and administrative expenses	(786,850)	(812,754)	(885,434)	(125,047)
Research and development expenses	(2,037,694)	(2,267,488)	(2,142,649)	(302,600)
Total operating expenses	(3,982,634)	(5,233,985)	(4,891,154)	(690,763)

Operating profit	3,755,040	2,976,443	4,486,468	633,611

Other income:
Investment income/ (loss), net	155,824	731,447	(109,731)	(15,497)
Interest income, net	172,206	279,546	345,184	48,749
Exchange (losses)/ gains, net	(39,520)	(128,522)	244,057	34,467
Other, net	37,164	109,385	66,708	9,421

Income before tax	4,080,714	3,968,299	5,032,686	710,751
Income tax	(1,266,685)	(876,329)	(1,082,033)	(152,812)

Net income from continuing operations	2,814,029	3,091,970	3,950,653	557,939
Net loss from discontinued operations	(350,755)	—	—	—
Net income	2,463,274	3,091,970	3,950,653	557,939

Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	(68,783)	(59,588)	(386,019)	(54,516)
Net (income)/ loss attributable to noncontrolling interests	(12,373)	21,350	(13,628)	(1,925)
Net income attributable to the Company’s shareholders	2,382,118	3,053,732	3,551,006	501,498
Including:
-Net income from continuing operations attributable to the Company’s shareholders	2,732,873	3,053,732	3,551,006	501,498
-Net loss from discontined operations attributable to the Company’s shareholders	(350,755)	—	—	—

Basic net income/ (loss) per share:	0.74	0.95	1.10	0.16
-Continuing operations	0.85	0.95	1.10	0.16
-Discontinued operations	(0.11)	—	—	—

Basic net income/ (loss) per ADS:	18.57	23.65	27.47	3.88
-Continuing operations	21.31	23.65	27.47	3.88
-Discontinued operations	(2.74)	—	—	—

Diluted net income/ (loss) per share:	0.74	0.93	1.08	0.15
-Continuing operations	0.85	0.93	1.08	0.15
-Discontinued operations	(0.11)	—	—	—

Diluted net income/ (loss) per ADS:	18.43	23.37	27.12	3.83
-Continuing operations	21.14	23.37	27.12	3.83
-Discontinued operations	(2.71)	—	—	—

Weighted average number of ordinary shares outstanding, basic	3,206,194	3,228,387	3,231,395	3,231,395
Weighted average number of ADS outstanding, basic	128,248	129,135	129,256	129,256
Weighted average number of ordinary shares outstanding, diluted	3,231,321	3,266,587	3,273,999	3,273,999
Weighted average number of ADS outstanding, diluted	129,253	130,663	130,960	130,960

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	2,463,274	3,091,970	3,950,653	557,939
Net loss from discontinued operations	350,755	—	—	—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	581,177	695,644	690,057	97,455
Fair value changes and impairment losses of short-term investments, investments in associated companies, other long-term investments and other intangible assets, net	(158,461)	(724,520)	180,534	25,496
Share-based compensation cost	620,799	622,363	665,814	94,031
(Reversal of)/ allowance for provision for doubtful debts	(18,319)	(17,843)	49,939	7,053
Losses on disposal of property, equipment and software	2,738	3,571	37	5
Unrealized exchange losses/ (gains)	41,806	131,869	(242,508)	(34,249)
Gains on disposal of long-term investments and businesses	(11,978)	(2,677)	(15,433)	(2,180)
Deferred income taxes	303,052	(504,313)	212,848	30,060
Net equity share of losses/ (gains) from associated companies	17,454	(12,269)	(46,211)	(6,526)
Changes in operating assets and liabilities:
Accounts receivable	(609,092)	545,607	(430,535)	(60,803)
Inventories	163,004	36,191	88,440	12,490
Prepayments and other assets	(979,373)	(309,308)	(1,103,798)	(155,886)
Accounts payable	94,147	136,690	(98,679)	(13,936)
Salary and welfare payables	(484,045)	1,034,413	(537,907)	(75,967)
Taxes payable	939,359	168,247	1,234,078	174,285
Deferred revenue	151,641	406,160	1,379,126	194,770
Accrued liabilities and other payables	(842,077)	208,902	524,194	74,030
Net cash provided by continuing operating activities	2,625,861	5,510,697	6,500,649	918,067
Net cash provided by discontinued operating activities	760,713	—	—	—
Net cash provided by operating activities	3,386,574	5,510,697	6,500,649	918,067
Cash flows from investing activities:
Purchase of property, equipment and software	(369,590)	(235,717)	(164,320)	(23,206)
Proceeds from sale of property, equipment and software	3,820	49,693	772	109
Purchase of intangible assets, content and licensed copyrights	(851,560)	(760,698)	(306,835)	(43,333)
Net change in short-term investments with terms of three months or less	(40,255)	(1,802,689)	(780,535)	(110,233)
Purchase of short-term investments with terms over three months	(4,890,000)	(3,373,000)	(10,070,000)	(1,422,156)
Proceeds from maturities of short-term investments with terms over three months	2,311,322	9,252,687	6,887,976	972,768
Investment in associated companies and other long-term investments	(392,016)	(231,714)	(205,005)	(28,952)
Proceeds from disposal of long-term investments and businesses	208,682	28,289	196,952	27,815
Placement/rollover of matured time deposits	(16,596,540)	(24,912,424)	(11,667,487)	(1,647,764)
Proceeds from maturities of time deposits	15,959,459	7,964,392	13,640,617	1,926,423
Net change in other assets	(31,759)	(17,229)	(10,522)	(1,486)
Amounts received from disposed businesses	651,176	7,092,216	—	—
Net cash used in continuing investing activities	(4,037,261)	(6,946,194)	(2,478,387)	(350,015)
Net cash used in discontinued investing activities	(704,004)	—	—	—
Net cash used in investing activities	(4,741,265)	(6,946,194)	(2,478,387)	(350,015)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term bank loans with terms over three months	15,000	358,372	100,000	14,123
Payment of short-term bank loans with terms over three months	—	(296,823)	(98,395)	(13,896)
Net changes in short-term loans with terms of three months or less	741,113	1,472,244	2,539,570	358,656
Capital contribution from/ (repurchase of) noncontrolling interests and redeemable noncontrolling interests shareholders, net	68,611	6,528,274	(447,632)	(63,218)
Cash paid for repurchase of NetEase’s/ purchase of Youdao’s ADSs	—	—	(2,560,897)	(361,668)
Dividends paid to shareholders	(413,589)	(6,890,484)	(926,545)	(130,853)
Net cash provided by/ (used in) financing activities	411,135	1,171,583	(1,393,899)	(196,856)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(17,894)	(26,846)	74,100	10,465
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(961,450)	(290,760)	2,702,463	381,661
Cash, cash equivalents and restricted cash, at the beginning of the period	10,206,538	6,688,620	6,397,860	903,550
Cash, cash equivalents and restricted cash, at end of the period	9,245,088	6,397,860	9,100,323	1,285,211
Less: Cash, cash equivalents and restricted cash of held for sale	580,979	1,133	371	52
Cash, cash equivalents and restricted cash of continuing operations at end of the period	8,664,109	6,396,727	9,099,952	1,285,159

Supplemental disclosures of cash flow information of continuing operations:
Cash paid for income tax, net	535,723	1,189,622	202,044	28,534
Cash paid for interest expense	108,664	133,748	96,711	13,658
Supplemental schedule of non-cash investing and financing activities of continuing opearations:
Fixed asset purchases financed by accounts payable and accrued liabilities	253,232	304,944	377,564	53,322

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	11,850,184	11,604,332	13,518,244	1,909,141
Youdao	225,731	410,432	541,388	76,459
Innovative businesses and others	2,346,294	3,720,040	3,002,735	424,067
Total net revenues	14,422,209	15,734,804	17,062,367	2,409,667

Cost of revenues:
Online game services	(4,299,345)	(4,281,559)	(4,851,831)	(685,209)
Youdao	(172,836)	(288,002)	(305,663)	(43,168)
Innovative businesses and others	(2,212,354)	(2,954,815)	(2,527,251)	(356,916)
Total cost of revenues	(6,684,535)	(7,524,376)	(7,684,745)	(1,085,293)

Gross profit:
Online game services	7,550,839	7,322,773	8,666,413	1,223,932
Youdao	52,895	122,430	235,725	33,291
Innovative businesses and others	133,940	765,225	475,484	67,151
Total gross profit	7,737,674	8,210,428	9,377,622	1,324,374

Gross profit margin:
Online game services	63.7%	63.1%	64.1%	64.1%
Youdao	23.4%	29.8%	43.5%	43.5%
Innovative businesses and others	5.7%	20.6%	15.8%	15.8%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.0808 on the last trading day of March 2020 (March 31, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	199,209	191,470	207,915	29,363
Operating expenses
- Selling and marketing expenses	25,247	17,353	24,811	3,504
- General and administrative expenses	197,858	211,506	230,371	32,535
- Research and development expenses	198,485	202,034	202,717	28,629

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except per share data or per ADS data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)
Net income from continuing operations attributable to the Company’s shareholders	2,732,873	3,053,732	3,551,006	501,498
Add: Share-based compensation	620,439	608,598	661,871	93,474
Non-GAAP net income from continuing operations attributable to the Company’s shareholders	3,353,312	3,662,330	4,212,877	594,972

Non-GAAP basic net income from continuing operations per share	1.05	1.13	1.30	0.18
Non-GAAP basic net income from continuing operations per ADS	26.15	28.36	32.59	4.60
Non-GAAP diluted net income from continuing operations per share	1.04	1.12	1.29	0.18
Non-GAAP diluted net income from continuing operations per ADS	25.94	28.03	32.17	4.54

The accompanying notes are an integral part of this press release.